





SOLUTION PERKS TEAM JOIN THE DISCUSSION INVEST NOW

INVEST IN AJAI ROBOTICS

Revolutionizing School Security

School shootings continue to plague our country. It's time we do something about it. Our robots provide continuous surveillance, weapon detection, and safe, non-lethal interventions to stop these tragedies.

Be part of the solution by investing in AJAI Robotics today.

INVEST NOW

$1,032.50
Min. Investment

$0.50
Share Price

Form C Offering Memorandum Investor Education

FOUNDING STORY

We Founded AJAI **to Protect Children**

Like millions of Americans, we're deeply troubled by the unthinkable tragedies unfolding in our schools. We realized we could help stop this violence with robotics. We're ready to launch our first AI-based robotic security system that will protect our neighborhood schools.

PROBLEM

We Can Prevent and **Stop School Shootings**

At least 44 states and the District of Columbia now legally require a school safety plan. Yet school shootings are on the rise. Our technology can help these schools and police departments stop these in their tracks.

- **12.5 min** average length of incident
- **18 min** average response time for police
- **Fewer than 15%** end with the shooter being subdued or apprehended
- **71%** end with the shooter fleeing and remaining a threat
- **71%** end with the shooter fleeing and remaining a threat

Source: 50-State Comparison: K-12 School Safety



























PRODUCT

A Security Robot That Can **Fight Back**

Our robot-based security systems is designed to react to threats instantly and save lives. We can speed up police response times by instantly alerting them and directing them to the precise location. Our robots can spot and report threats, use machine vision to recognize faces and identify weapons, and take on the threat with pepper spray, bola wraps, or high-pitch noises.

Proactive
AJAI will not hesitate to protect from dangers at any time

Safe
Utilizes safe, effective non-lethal defenses

Reliable
Built to perform under all conditions

Timely
Emergency response time is virtually instantaneous

Unbiased
Video footage can be reviewed

Deep Learning
Will continuously teach itself to make better decisions

TRACTION

5 Field Tests Underway

Communities, businesses, and organizations are already lining up for our solution. We have pilots in place with a college, a mall, and are currently conducting field trials in Chicago.

INVEST NOW

MARKET

Tapping into the **$2B School Security Market**

Schools alone spend $2B a year on security. By capturing just 10% of this market, we can generate $200M in revenue. That's just the start. There are many more security markets we can expand to.

Source: Commercial Security Systems Market Trends

- Concerts
- Sporting Events
- Businesses
- Malls
- Theaters
- Neighborhoods

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ROADMAP

How Your Investment
Fuels Our Growth

We have an ambitious plan to scale. We plan to make our first sale to a school district this year. By next year, we aim to make a sale to one school district each month. Here's how your investment can make this a reality.

2024
- R&D
- Salaries
- General Expenses
- Marketing
- Working Capital

2025
- R&D
- Plant and Equipment
- Salaries
- Marketing
- Working Capital

2026
- Production
- Salaries
- R&D
- Marketing
- Working Capital

Statements about our three-year roadmap are forward-looking and rely on current assumptions and projections. These plans are subject to risks and uncertainties, including technological advancements, regulatory approvals, and shifts in school safety policies, which may affect the implementation and success of our future developments.

PERKS

Get Investor **Exclusive Benefits**

Invest **$2,500+**	Invest **$5,000+**	Invest **$25,000+**	Invest **$50,000+**	Invest **$100,000+**
Receive **1% bonus shares**	Receive **2% bonus shares**	Receive **3% bonus shares**	Receive **5% bonus shares**	Receive **10% bonus shares**
INVEST NOW	INVEST NOW	INVEST NOW	INVEST NOW	INVEST NOW

I consent to receiving reports, promotional emails and other commercial electronic messages from AJAI Robotics or from other service providers on behalf of AJAI Robotics. The bonus shares will NOT be displayed in your DealMaker account dashboard.

All perks occur after the offering is completed. For time-based perks: The 1st 30 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 30th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7).

TEAM

Invest Alongside **Leading AI Entrepreneurs**

Our world-class team is uniquely capable of fulfilling our vision.



Ajay Sunkara
President

- Entrepreneur
- Director, Advansoft International
- Director, Usha Rama College of Engineering
- Co-founder, Best Brains Learning Centers
- Managing partner of multiple breweries, manufacturing and technology firms

Srinivas Iyer
CEO

- MS, MBA (Rutgers, Kelley School of Business)
- 15 years in Manufacturing and New Product Introduction
- Experience in Tech, Auto and Aero Industries

Vijaya Challa
Technology Director

- BS, MS Computer Science (Illinois)
- 20 years in SW Design, Development and Delivery
- Experience in Identity & Security Solutions Architecture

Massimo Noja De Marco
Director

- Entrepreneur
- 20+ years experience in Restaurant Automation/Food Tech
- Current and Past Board Member, Nala Robotics, Kitchen United
- Past Leadership, Ownership and Operations Experience in the restaurant industry

Srikanth Ramamurthy
Director

- Leads Operations for AJAI
- MBA in Marketing, HR
- 22 years in IT, Product Design and Development

Christian Huff
Advisory CFO

- Formerly CFO, Miso Robotics/Vebu Labs
- CPA, Double BA, Business Economics and Spanish
- 16+ years in Accounting and Finance
- Experience in Capital Markets, $300MM+ raised in Equity/Debt for FinTech, SaaS, Robotics/AI Companies

Vijay Kodali
Director

- MS, MBA, (Syracuse, Tepper School of Business)
- 20 years of engineering and management
- Experience in management consulting, supply chain, and procurement technology
- Co-founder, Nala Robotics with Mr. Sunkara

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PROBLEM SOLUTION PERKS TEAM

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

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This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of AJAI Robotics (the "Company") for future operations (including

development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by